UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bath & Body Works, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

070830104

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

55 Hudson Yards

New York, NY 10001

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 070830104	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,751,100
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,751,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,751,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 070830104	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,751,100
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,751,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,751,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 070830104	SCHEDULE 13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the shares of common stock, par value $0.50 per share (“Common Stock”), of Bath & Body Works, Inc. (the “Issuer”) and amends the Schedule 13D filed on December 8, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on February 22, 2023 (together, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 is being filed to amend Item 3, Item 4, and Item 5 as follows:

Item 3. Source and Amount of Funds or Other Consideration Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Funds expended an aggregate of approximately $524,688,070 of their own investment capital to acquire the 13,751,100 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4. Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:

On March 6, the Issuer issued a press release announcing the appointment, effective March 10, 2023, of Thomas Kuhn to the Board. Mr. Kuhn was introduced and recommended to the Issuer by the Reporting Persons. In light of the foregoing, the Reporting Persons have informed the Issuer that they no longer intend to nominate candidates to stand for election to the Board at the Issuer’s 2023 Annual Meeting of Stockholders.

Item 5. Interest in Securities of the Issuer. Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated to read as follows:

(a) On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 13,751,100 shares of Common Stock held by the Funds (such shares, the “Shares”). The Shares represent approximately 6.02% of the Issuer’s Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned assumes 228,414,615 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 30, 2022.

(c) Set forth on Schedule A hereto are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 3, 2023.

CUSIP No. 070830104	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

CUSIP No. 070830104	SCHEDULE 13D	Page 6 of 6 Pages

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 3, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
2/23/2023	1,100	$40.00